FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SPECIAL REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934



                         For the date of August 5, 2003



                                SIGNET GROUP PLC
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                 (Translation of registrant's name into English)

                                  ZENITH HOUSE
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                                    THE HYDE
                                 LONDON NW9 6EW
                                     ENGLAND
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                     (Address of principal executive office)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F            X                      Form 40-F
                       ---                                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                         No           X
                       ---                                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Company number 477692



                             THE COMPANIES ACT 1985

                             PUBLIC LIMITED COMPANY

                                   RESOLUTIONS

                                       OF

                                SIGNET GROUP PLC

                              PASSED ON 8 JULY 2003




AT THE EXTRAORDINARY GENERAL MEETING of the Company duly convened and held at The Cafe Royal, 68 Regent Street, London W1B 5EL on 8 July 2003 at 2.30pm the following ordinary resolution was duly passed:

1. That Signet Group plc International Share Option Plan 2003, the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003 ("Approved Plan") and the Signet Group plc US Share Option Plan 2003 in the forms produced to the meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved and adopted (subject to any amendments required by the Inland Revenue in order to obtain approval of the Approved Plan under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003).





                                                 / s /   James McAdams
                                                --------------------------------
                                                          Chairman

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                            SIGNET GROUP PLC

                                            By: /s/ Walker Boyd
                                               ---------------------------------
                                               Name:  Walker Boyd
                                               Title: Group Finance Director



 Date:  August 5, 2003